

Exhibit 9 – Designated Compliance Officer

Form NRSRO – Update of Registration
September 2025

MORNINGSTAR | DBRS

Name

Melissa Gentili

Employment History

Mar 2022 – Present   Morningstar DBRS
- Designated Compliance Officer for DBRS, Inc. (Sep 2025 – Present)
- Canadian Regional Compliance Officer (Mar 2022 – Present)

Jan 2022-Mar 2022   Deloitte LLP
- Manager, Conduct Risk, Risk Advisory

Sep 2017- Jan 2022   RBC
- Associate Director, Policies and Advisory, Capital Markets Compliance (2020-2022)
- Senior Manager, Enterprise Policies, Regulatory Compliance (2017-2020)

Mar 2016-Sep 2017   Chartered Professional Accountants of Ontario
- Legal Counsel

Nov 2015-Mar 2016   RBC
- Senior Manager, Regulatory Affairs

Aug 2014-Nov 2015   Chartered Professional Accountants of Ontario
- Legal Counsel, Professional Standards

May 2013-Jun 2014   Chartered Professional Accountants of Ontario
- Student-at-law

Post-Secondary Education

2014   Admitted to the Ontario Bar
2013   Juris Doctor, Osgoode Hall Law School, York University
2010   Bachelor of Business Administration, Schulich School of Business, York University

Whether employed by Morningstar DBRS full-time or part-time

Full-time